Exhibit 99.1

Company	Wolseley PLC
TIDM	WOS
Headline	Final Results
Released	07:00 26-Sep-05
Number	7234R

RNS Number:7234R
Wolseley PLC
26 September 2005

NEWS RELEASE
26 September 2005

Wolseley plc

Preliminary Results for the Year Ended 31 July 2005
Wolseley plc announces ninth consecutive year of record results

Summary of Results

Financial highlights					Change

	Year to 31 July 2005		Year to 31 July 2004		Reported	In constant currency
	£m		£m		%	%

Group sales	11,257.7		10,128.1		+11.2	+14.2

Group trading profit(1)	720.8		619.2		+16.4	+19.7
Group operating profit	677.4		580.2		+16.8	+20.1

Group profit before tax, before goodwill amortisation	691.2		598.1		+15.6	+18.8
Group profit before tax	647.8		559.1		+15.9	+19.2

Earnings per share, before goodwill amortisation	85.93	p	74.84	p	+14.8	+18.1
Basic earnings per share	78.53	p	68.15	p	+15.2	+18.6

•	As reported, in sterling (after currency translation effect):-

–	Group trading margin(1) increased from 6.1% to 6.4%
–	Strong operating cash flow of £763.6 million (2004: £325.2 million)
–	Total dividend for the year increased by 10.9% to 26.4 pence per share (2004: 23.8 pence)
–	Strong financial position with gearing(2) of 49.6% (2004: 49.5%) and interest cover of 23 times (2004: 27 times)
–	Return on gross capital employed increased from 18.4% to 19.1%

(1) Trading profit, a term used throughout this announcement, is defined as operating profit before goodwill amortisation. Trading margin is the ratio of trading profit to sales expressed as a percentage. Organic change is the total increase or decrease in the year adjusted for the impact of exchange, new acquisitions in 2005 and the incremental impact of acquisitions in 2004.
(2) Gearing ratio is the ratio of net borrowings, excluding construction loan borrowings, to shareholders’ funds.

Operating highlights

•	Constant currency organic sales growth of 8.7% across the Group with double-digit increases in Ferguson (15.2%), Stock (10.7%) and Wolseley Canada (10.5%).

•	Constant currency trading profit growth of 19.7% across the Group:

o	Ferguson’s trading profit grew 24.8% to exceed $500 million for the first time;
o	Stock’s profit increased by 32.4% to more than $250 million for the first time;
o	Strong profit growth in PBM (13.8%), Wolseley Canada (11.8%), Wolseley UK (11.2%) and Wasco (95.7%)
o	Profits down 2.3% in Brossette due to reorganisation to improve future performance.

•	Trading margin increased in all three divisions with particularly strong improvements in the PBM, Stock and Ferguson businesses.

•	Total consideration of £430.6 million on 26 acquisitions should generate over £770 million per annum of incremental sales in a full year.

•	European Distribution division made further progress towards managing the businesses in a more integrated way. Initiatives include: sharing best practice across operating companies; supplier rationalisation; product standardisation; low cost country sourcing and logistics collaboration.

•	New North American structure established from 1 August 2005 to leverage assets and drive future growth.

•	Investment in infrastructure continues in order to enhance the Group’s operational performance, achieve synergies and leverage its international strengths. Increase in capital expenditure reflects expansion of the distribution centre (“DC”) network in the USA, continued investment in new head offices in France and the UK and further progress in developing the common IT platform. Branch network expanded by a net 283 locations to 3,920, including the 60th Ferguson XpressNet opening in the USA.

Outlook

•	Market conditions in the USA are expected to remain favourable with repairs, maintenance and improvement (“RMI”) and the commercial and industrial sectors continuing to grow. Although the number of housing starts may reduce as a result of higher interest rates, the US housing market is expected to remain fundamentally strong. In Canada, the overall environment is expected to remain positive.

•	In the UK, the RMI and housing markets are expected to show modest growth and positive trends in government spending are anticipated. The UK business should show gains in market share and growth for the year.

•	In France, growth in the RMI market is likely to remain modest. Both PBM and Brossette should see some benefit from their initiatives to improve performance and from the strong but slowing new housing market. Whilst the markets in the rest of Continental Europe are likely to remain broadly flat, Wolseley’s operations are expected to continue to make progress.

•	Increasing benefits will be realised from the business improvement initiatives in place relating to supply chain, sourcing and procurement. The Group will continue to pursue its objective of achieving, on average, double-digit sales and profit improvements through a combination of organic growth and acquisitions.

•	The Board expects another year of good progress.

SUMMARY OF RESULTS

	As at and for the year ended 31 July

	2005		2004		Change

Sales	£11,257.7		£10,128.1m		+11.2%

Operating profit
- before goodwill amortisation	£720.8m		£619.2m		+16.4%
- goodwill amortisation	£(43.4)m		£(39.0)m

Operating profit	£677.4m		£580.2m		+16.8%
Interest	£(29.6)m		£(21.1)m

Profit before tax
– before goodwill amortisation	£691.2m		£598.1m		+15.6%
– goodwill amortisation	£(43.4)m		£(39.0m)

Profit before tax	£647.8m		£559.1m		+15.9%

Earnings per share
– before goodwill amortisation	85.93p		74.84p		+14.8%
– goodwill amortisation	(7.40)p		(6.69)p

Basic earnings per share	78.53	p	68.15	p	+15.2%

Dividends per share	26.4	p	23.8	p	+10.9%

Net borrowings	£1,143.5m		£941.4m

Gearing	49.6%		49.5%

Interest cover (times)	23	x	27	x

Charles Banks, Wolseley plc Group Chief Executive said:

“The success of Wolseley’s strategy is demonstrated, once again, as we report our ninth consecutive year of record results. We have achieved an 11% increase in sales and 16% improvement in trading profit at the same time as securing important acquisitions and making significant investments in people, our branch and distribution centre network and technology, all of which will support our future growth.”

ENQUIRIES:

Investors/Analysts:

Guy Stainer	0118 929 8744
Head of Investor Relations	07739 778 187

Press:

Penny Studholme	0118 929 8886
Director of Corporate Communications

Brunswick	020 7404 5959
Andrew Fenwick
Deborah Fairbrass

An interview with Charles Banks, Group Chief Executive and Steve Webster, Group Finance Director, in video/audio and text will be available from 0700 UK time on www.wolseley.com and www.cantos.com

There will be an analyst and investor meeting at 0915 UK time at UBS Presentation Centre, 1 Finsbury Avenue, London EC2. A live audio cast and slide presentation of this event will be available at 0915 UK time on www.wolseley.com

There will be a conference call at 1500 UK time:
UK dial-in number:	020 7162 0083
US dial-in number:	+1 334 323 6201
International Call in Number	+44 20 7162 0083

The call will be recorded and available for playback until 10 October 2005 on the following numbers:
UK/European replay dial-in number:	+44 (0) 20 7031 4064
Access code: 673303
UK freephone number:	0800 358 1860 (UK only)
North American replay dial-in number:	+1 954 334 0342
Access code: 673303
Free phone number:	+1 888 365 0240

NEWS RELEASE
26 September 2005

Wolseley plc
Preliminary Results for the Year Ended 31 July 2005

Wolseley plc announces ninth consecutive year of record results

Announcement of Preliminary Results

Wolseley, the world’s largest specialist distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, is pleased to announce its ninth consecutive year of record results. These results reflect strong organic growth, the additional contribution from acquisitions and increased operational efficiency and have been achieved whilst also investing in people, facilities and technology to secure future growth.

On a constant currency basis, Group sales increased by 14.2% and trading profit by 19.7%. Currency translation reduced Group sales by £272.9 million (2.7%) and Group trading profit by £17.2 million (2.8%), compared to the previous year.

After taking account of currency translation, Group sales increased by 11.2% from £10,128.1 million to £11,257.7 million. Trading profit rose by 16.4% from £619.2 million to £720.8 million. After deducting goodwill amortisation of £43.4 million (2004: £39.0 million), the reported sterling operating profit increased by 16.8% from £580.2 million to £677.4 million.

In the North American Plumbing and Heating Distribution division, Ferguson in the USA achieved organic sales growth of more than 15% with trading profit up nearly 25% and Wolseley Canada contributed a strong performance with double digit sales and profit growth. The US Building Materials Distribution division (“Stock”) also performed strongly with an increase in organic sales of over 10% and trading profit up over 32%. Within the European Distribution division, the businesses in the UK, the Netherlands, Italy, Switzerland and Luxembourg also performed well in their respective markets.

Trading margin improvements were achieved in all three divisions with the Group trading margin up from 6.1% in 2004 to 6.4% in this financial year.

Net interest payable was £29.6 million (2004: £21.1 million), the increase reflecting acquisition spending and higher interest rates, partly offset by stronger cash flow. Interest cover was 23 times (2004: 27 times).

Profit before tax and before goodwill amortisation increased by 15.6% from £598.1 million to £691.2 million. Profit before tax increased by 15.9% to £647.8 million (2004: £559.1 million). The increase in earnings per share before goodwill amortisation was 14.8%, from 74.84 pence to 85.93 pence. Basic earnings per share was up 15.2%, from 68.15 pence to 78.53 pence.

European Distribution

The results in the European Distribution division benefited from strong profit performances from Wolseley UK, PBM, Wasco and from acquisitions. With the exception of Brossette, in France, which had marginally lower sales, all of the Continental European operations increased sales and most achieved profit improvements, in generally flat markets.

Sales for this division, in sterling, increased by 9.2% from £4,248.0 million to £4,638.4 million, including £265.7 million (6.2%) which relates to acquisitions, predominantly Brooks (Ireland) and Klöckner (Austria) in August 2004 and Iser Zauli (Italy) in January 2005. The organic increase in sales was 2.7%. Trading profit rose by 11.5% from £263.2 million to £293.4 million.

The overall divisional trading margin, after the allocation of central costs, improved from 6.2% to 6.3% of sales due to the achievement by PBM (France) of a 6% margin for the first time and improvements at Tobler (Switzerland), CFM (Luxembourg), Cesaro (Czech Republic), Electro Oil (Denmark) and Wasco (Netherlands).

In the year, a further net 93 branches were added to the European network, giving a total of 2,486 locations (2004: 2,393).

UK and Ireland

Wolseley UK performed strongly against a slowing UK market. Whilst the fundamentals of the UK economy remained positive, in terms of relatively low interest rates and low unemployment, RMI spending slowed in the second half of the financial year in response to weaker consumer confidence. Government spending, feeding through into the construction market, remains a bright spot and the industrial sector continues to improve.

Against this more challenging background, Wolseley UK recorded an 11.7% increase in sales to £2,353.9 million (2004: £2,106.9 million). Organic growth at more than 5% outperformed the market generally with the plumbing, heating, pipe and bathroom businesses performing particularly well.

Wolseley UK’s trading profit increased by more than 11% compared to the prior year after taking account of gains from sales of properties of £11 million (2004: £3 million). Trading margin fell slightly from 7.8% to 7.7%, reflecting the previously announced impact of including Brooks for the first time and the higher pension, restructuring and rebranding costs in the UK business. In addition, there were some initial costs of the investment in the new national and regional distribution centre (“DC”). The new national DC in Leamington Spa, which is to be located alongside Wolseley UK’s new headquarters, is expected to be operational by autumn 2006 and the regional distribution centre, in the North West, should open around a year thereafter. These investments and the current initiatives to centralise control of transport and branch inventory management, should enhance customer service and support continued growth in the business. Branch service levels continue to show improvements following the ongoing investment in the supply chain.

In Ireland, which again experienced strong growth in the economy, Heatmerchants produced very strong organic growth of more than 20% and Brooks, the timber and builders merchant, also traded well ahead of expectations in its first year within Wolseley.

During the year, 57 net new locations were added in the UK and Ireland taking the total number of branches for Wolseley UK to 1,570 (2004: 1,513), including 18 branches added as a result of the Brooks acquisition. As a consequence of the step up in the implant programme, 20% of locations now offer a broader product range through a multi-brand offer.

France

In France, government tax incentives continue to underpin growth in the new residential market, but repairs, maintenance and improvement (“RMI”), the principal driver for both Brossette and PBM, continue to show only marginal improvement against the background of little growth in the overall economy, weak consumer confidence and continued high levels of unemployment.

Wolseley’s French operations generated a 1.2% increase in sales to €2,401 million.

Local currency sales and trading profit in Brossette were marginally down on the prior year. The results reflect the ongoing disruption as a result of the reorganisation of the district, branch and management structures. During the period, Brossette made a significant number of management changes, has commenced the roll-out of its national product range and is moving towards centralised purchasing. Plans for a new regional distribution centre network continue to be developed to enhance customer service and facilitate future expansion. The first customer delivery centre opened in June 2005 in the Alps region.

PBM performed above expectations held at the time of the acquisition with local currency sales up 1.9% and trading profit up 13.8% and achieved a 6% trading margin for the first time. PBM is continuing to develop its tool hire business, with four locations having been opened, is expanding the number of joint sites with Brossette and seeking opportunities to benefit from sharing of best practice and common supplier arrangements. PBM has made further progress during the year in improving its working capital efficiency.

Rest of Europe

The Group’s other Continental European operations enjoyed generally good results despite broadly flat markets.

ÖAG in Austria, with its acquisition of Klöckner, achieved an increase in sales of 13.9% although trading profit fell due to competitive pressure on prices, as a consequence of difficult housing and RMI markets. This was further exacerbated by extremely poor weather conditions with very cold temperatures preventing construction for several weeks early in 2005. In Hungary and the Czech Republic, local market conditions remained difficult but both businesses improved sales, with Cesaro in the Czech Republic also increasing trading profit.

In Italy, despite a weak economy and a fall in the overall construction and renovation markets, Manzardo’s branch opening programme helped to achieve organic sales growth of almost 6%. Organic trading profit was up 7.5%. Iser Zauli, which was acquired in January 2005, traded in line with expectations and this acquisition makes Manzardo one of the largest companies in the Italian sanitary/heating market. During the year the decision was taken to invest €20 million in a new central distribution centre in northern Italy to support the growing business there. These facilities are expected to be completed around autumn 2006.

The difficult economy in The Netherlands continued to affect the construction and new housing markets but, despite this, Wasco made good progress expanding its product range, developing its offering to the more profitable RMI market and focusing on cost control. Wasco achieved organic sales growth of almost 10% and trading profit was up even more. In Luxembourg, CFM increased sales by more than 2% and trading profits by more than 5% although the market has become more competitive.Tobler, in Switzerland, which was acquired on 1 December 2003, performed ahead of expectations with organic sales up more than 5% and organic trading profits up more than 17% on the prior year.

The European Distribution division has made further progress during the year in implementing its strategy to manage the businesses in a more integrated way across Europe. A number of initiatives are underway to share best practice across operating companies in areas such as branch format and product/service offerings. Work began to rationalise the number of suppliers across Europe and identify suppliers who will work with Wolseley to remove costs from the supply chain. Areas of focus include product rationalisation and standardisation and logistics collaboration. Progress is also being made in sourcing from low cost countries and around 30 product programmes are currently underway. All of these initiatives are designed to enable the Group to benefit from cross-border synergies and accelerate growth in Europe.

North American Plumbing and Heating Distribution

The North American Plumbing and Heating division performed strongly with significant rises in sales and profits and the highest ever trading margin, which increased from 6.6% to 6.8%, after the allocation of central costs.

Reported sales of the division were up 13.9% from £3,836.4 million to £4,370.4 million despite the adverse impact of currency translation. Trading profit, in sterling, increased by 17.7% from £252.0 million to £296.5 million.

Currency translation reduced divisional sales by £172.5 million (4.5%) and trading profit by £11.6 million (4.6%). There was a net increase of 171 branches in North American Plumbing and Heating Distribution to 1,179 locations (2004: 1,008).

Ferguson

In the USA, Ferguson produced an outstanding performance generating strong organic growth from its focus on selected markets, from new branch openings and driving further commercial advantage from its DC network. These factors contributed to significant market outperformance in the year.

Of the sectors in which Ferguson operates, housing related activity remained strong with the more positive economic environment benefiting the RMI sector. RMI is becoming an increasingly important element of overall construction spend in the USA and, with the new XpressNet branch format being introduced and the emphasis being placed on opening new specialist heating, ventilation, and air-conditioning (HVAC) branches, should lead to further growth opportunities. The commercial sector, particularly smaller hotels, offices and support businesses for residential construction, continues to improve and although the industrial segment remains the weakest, it is gradually improving.

Local currency sales in the US plumbing operations rose by 20.2% to $7,143.7 million (2004: $5,941.1 million) with trading profit up by 24.8%. Organic sales growth was 15.2%, including the beneficial effects of commodity price inflation in products such as copper, steel and plastics in the first half, although, as predicted, the commodity price inflation did not continue in the second half. As previously reported, around $12 – $15 million of the organic increase in trading profit was commodity price driven in the first half of this year, compared with around $30 million in the second half of the prior year. The rest of the profit growth reflects an increase in the gross margin as a result of continuing benefits from the distribution centre network, a focus on organic growth and operational leverage. The trading margin, at 7.1%, was ahead of the prior year’s margin of 6.8%. The increased margin reflects the benefits of commodity price inflation and the change in the treatment of the revenues of the Integrated Supply Division referred to below, partly offset by the additional costs of infrastructure investment to support future growth. During the year, Ferguson added an additional 3,700 employees including 1,000 new college graduates.

Further investment in the DCs continues and an additional 1.2 million square feet of capacity has been added since August 2004. Two of Ferguson’s existing DCs were expanded, one was relocated, two new ones were opened, and one small DC in North Carolina was closed. The new DCs are a 600,000 square feet facility in Waterloo, Iowa which opened in May 2005 and a 120,000 square feet pipe yard in Stockton, California which commenced operation in September 2005. Volumes through the DC network grew by 36% in the year compared to the prior year and around 50% of branch sales now go through the DC network. Further expansion of the DC network is planned in the current financial year to build on Ferguson’s competitive advantage and Board approval has recently been given for new DCs in Florida and northern California.

Following last year’s successful pilot of five small (“XpressNet”) branches, the target roll-out programme of 50 new locations to be opened during the year was exceeded, with 60 open by 31 July 2005. The target is to open at least another 60 in the current financial year.

Ferguson’s total branch numbers increased by 168 during the year to 941 locations (2004: 773).

As previously reported, the recorded sales value in Ferguson’s Integrated Supply Division represents the gross profit rather than the gross sales value which was recorded in the year to 31 July 2004. This change is the result of a review of revised contractual arrangements. The effect of this change in the year to 31 July 2005, which has no impact on profit, is to reduce sales by $203 million. There is, consequently, a positive impact on the trading margin of Ferguson for the period of 0.2%.

Wolseley Canada

In Canada, the construction and housing markets continued to remain strong with low interest rates supporting a strong residential market and the buoyant energy sector in Western Canada helping sales in the industrial and commercial business.

Local currency sales increased by 12.5% to C$1,177.1 million (2004: C$1,046.3 million). More than 10% of the sales growth was organic, ahead of the market generally. Local currency trading profit rose by 11.8%. Gross margins were affected by competitive pricing pressure in some product areas and a change in business mix.

Investment in Wolseley Canada continues in order to support a growing business. The costs of restructuring the Industrial Products Group affected profits in that business during the year, although the reorganisation and management changes resulted in an increase in sales. Across the company, more than 160 new posts were filled in order to sustain future growth.

Further investments were made in new mobile warehouses which are used primarily to supply plumbing products to commercial projects and the first of three regional supply centres for larger items was opened in Burlington, Ontario. Further locations will be added in due course. These regional supply centres should lead to lower inventory levels and enable the branch footprint to be utilised more effectively.

US Building Materials Distribution

The performance of Stock benefited from the improved market focus which was brought about by the recent business restructuring and from strong organic growth. However, the small benefit from higher average lumber prices was more than offset by lower structural panel prices and the division was also negatively impacted by currency translation.

Reported sales of the division, in sterling, grew by 10.0% to £2,248.9 million (2004: £2,043.7 million) despite an adverse currency impact of £109.5 million (5.4%). The division’s trading profit was up by 25.9% at £130.9 million (2004: £104.0 million), after an adverse currency impact of £5.9 million (5.7%). The divisional trading margin, after the allocation of central costs, increased to 5.8%, from 5.1% in the prior year. The trading margin for Stock, before the allocation of central costs, increased from 5.4% to exceed its target of 6.0% and return on gross capital employed was also substantially higher.

In local currency, sales were up 16.3% to $4,163.7 million (2004: $3,581.0 million) with trading profit up by 32.4% before central costs. Organic sales growth was 10.7%. Acquisitions added $199.3 million of sales.

Commodity lumber prices, which directly affect approximately 33% of Stock’s product range, held up well. For the year, average lumber prices of $400 per thousand board feet were 6% up on the prior year average of $378 per thousand board feet. Structural panel prices, however, which directly affect a further 13% of Stock’s product range, decreased by 19% to $403 per thousand square feet (2004: $496). Together, these commodity price movements had the effect of reducing Stock’s local currency sales by $16.4 million (0.5%) in the year compared to the prior year. Both lumber and structural panel prices are expected to continue their recent trend downwards over the coming year towards their long term averages of around $340 – $370 per thousand board feet and $325 per thousand square feet, respectively.

New housing, which accounted for 84% (2004: 88%) of the activity in this division, has generally continued to be a bright spot in the US economy. Aggregate housing starts during the period continued at a high level of around two million. In addition, the inventory of unsold new homes at 4 months in July 2005, compared to the longer term average of around 6 months, further demonstrates the overall strength of the housing market. Market share was expanded or maintained in nearly all major cities. There continues to be significant variations in regional housing markets where Stock operates. The markets in Florida, the Carolinas, California, Washington DC and Boston have been strong, whereas Texas, Colorado, and the Midwest have been more challenging.

Stock’s plans to increase the range of value-added products and services being offered and to increase the penetration of the RMI market, continue to be implemented. As well as achieving this through its existing branch network, Stock’s acquisition of Vegas General Construction (“Vegas”) also contributed. Vegas is a turnkey supplier of construction materials and services to the residential builder in the large, Las Vegas, housing market and gives Stock additional installed service expertise. Overall, value-added sales in Stock were up 25% on the previous year and, included within this figure, installed business sales rose around 50%.

Stock’s branch numbers increased by 19 during the year to 255 locations (2004: 236). Acquisitions provided entry to three states (Connecticut, New Mexico and Nevada). Stock now operates in 30 states in total (2004: 27).

International Integration and Infrastructure Developments

The creation, with effect from 1 August 2005, of the North American management team will facilitate a closer relationship across the businesses, develop and use a common infrastructure, create synergies and drive future growth.

In support of the Group’s ambitious growth targets and as part of its continuous improvement programme, Wolseley is bringing about greater cohesion across its operating units through leveraging its international purchasing, international sourcing and supply chain efficiencies. To achieve this, the Group continues to make investments in its infrastructure in terms of people, systems and logistics.

Employee numbers increased from 50,000 to 60,000 during the course of the year. Work on the common IT platform continues. The financial management system, which will generate financial data in a common and consistent format across the Group, is now live at Wolseley Canada, Wolseley UK and Stock, with the remaining companies scheduled to follow in the next six months. A number of other common applications are being developed and piloted including packages for warehouse management, human resources, budgeting, customer relationship management and business intelligence.

Significant benefits are expected to arise over the next few years from the Group’s continuous improvement programmes enabled by the common technology platform. Through its investments today, the Group is committed to creating a sustainable competitive advantage to meet customers’ changing needs. This will be built around strong human resources, supported by efficient processes and technology driven supply chain management and logistics.

Financial Review

Net interest payable of £29.6 million (2004: £21.1 million) reflects an increase in Group debt as a result of acquisitions and an increase in interest rates, partly offset by strong cashflow. Net interest receivable on construction loans amounted to £8.7 million (2004: £8.7 million). Interest cover was 23 times (2004: 27 times).

The effective tax rate reduced marginally from 27.1% to 27.0%. On a UK GAAP basis, it is expected that this rate would have remained unchanged for the year to 31 July 2006. However, the 2006 financial statements will be reported in accordance with International Financial Reporting Standards (“IFRS”). Further guidance will be provided on the likely tax rate on an IFRS basis at the announcement, referred to below, on 22 November 2005.

Before goodwill amortisation, earnings per share increased by 14.8% from 74.84 pence to 85.93 pence. Basic (FRS 3) earnings per share were up by 15.2% to 78.53 pence (2004: 68.15 pence). The average number of shares in issue during the year was 587.2 million (2004: 582.6 million).

Net cash flow from operating activities increased from £325.2 million to £763.6 million, due to higher operating profit and an improved working capital performance.

Capital expenditure increased by £84.0 million (54.2%) on the prior year to £238.9 million (2004: £154.9 million) reflecting continued investment in the business. During the period the DC and branch network in the USA was expanded, investment continued in the new head offices in the UK and France and further expenditure was incurred on the common IT platform.

Cash received on the sale of fixed assets increased from £19.3 million to £73.9 million, primarily due to the sale of properties acquired as part of the Brooks acquisition.

Acquisition spend during the period, including any deferred consideration and debt, amounted to £430.6 million (2004: £123.5 million). In a full year these acquisitions are expected to add over £770 million in sales. There have been 5 additional acquisitions, for a combined consideration of £21.3 million, since 31 July 2005. Further details regarding acquisitions are included in note 7.

The Group’s branch network has been extended through acquisitions and branch openings by a net total of 283, bringing the total to 3,920 at 31 July 2005 (2004: 3,637).

Net borrowings, excluding construction loan borrowings, at 31 July 2005 amounted to £1,143.5 million compared to £941.4 million at 31 July 2004, giving gearing of 49.6% compared to 49.5% at the previous year-end and down from 55.1% at the half year.

Construction loan receivables, financed by an equivalent amount of construction loan borrowings, were £263.9 million compared to £187.7 million at 31 July 2004. The increase is due to an expanding loan book partly offset by the weaker US dollar. New markets entered include Fredericksburg, Virginia and San Antonio, Texas along with new locations in Salt Lake City, Utah and Greenville/Spartanburg, South Carolina.

The Group’s employee benefit trusts purchased two million shares for £18.6 million during the period in order to allow greater flexibility in the settlement of long term employee incentives.

Return on gross capital employed increased strongly from 18.4% to 19.1% as a result of the significant organic growth in profit and the improved working capital performance.

Provisions for liabilities and charges (note 6) in the balance sheet include the estimated liability for asbestos claims on a discounted basis. This liability has been determined as at 31 July 2005 by independent professional actuarial advisors. The asbestos related litigation is fully covered by insurance and accordingly an equivalent insurance receivable has been included in debtors. The level of insurance cover available significantly exceeds the expected level of future claims and no profit or cash flow impact is therefore expected to arise in the foreseeable future. There were 235 (2004: 308) claims outstanding at the year end.

Final Dividend

The board is recommending a final dividend of 17.6 pence per share (2004: 16.0 pence per share) to be paid on 30 November 2005 to shareholders registered on 7 October 2005. The total dividend for the year of 26.4 pence per share is an increase of 10.9% on last year's 23.8 pence. Dividend cover is 2.9 times. The increase in dividend for the year reflects the Board’s confidence in the future prospects of the group and its strong financial position. The dividend reinvestment plan will continue to be available to eligible shareholders.

Board Changes

In a separate announcement today, the Company has announced that following Charlie Banks’ retirement on 31 July 2006, Chip Hornsby will take over as Group Chief Executive. A replacement for Chip as Chief Executive North America will be announced in due course.

John Stegeman, currently Chief Operating Officer of Ferguson, is named as its new President and Chief Executive Officer, with immediate effect.

International Accounting Standards

Under current European legislation the Group is required to adopt International Financial Reporting Standards (‘IFRS’) and International Accounting Standards (‘IAS’) in the preparation of its financial statements from 1 August 2005 onwards. The announcement on 18 July 2005 restating the financial results for six months to 31 January 2005 under IFRS (available on the Wolseley plc website www.wolseley.com), showed that there was no significant impact on the Group’s financial position as a consequence of the accounting rule changes in relation to the half year. The results announced today for the year to 31 July 2005 will be restated under IFRS and released on 22 November 2005.

Outlook

Market conditions in North America are expected to remain favourable for at least the remainder of this calendar year and should enable the Group’s North American businesses to achieve further good progress.

It is expected that the US housing market will remain strong although the number of housing starts may reduce as a result of higher interest rates. The positive RMI market is expected to continue and the strong US economy should present further opportunities for organic growth. The improvement in the industrial and commercial sectors is expected to continue. The upward trend in the performance of the US Building Materials business should continue as further benefits of its market focus and restructuring are realised, although some deterioration in lumber and structural panel prices is anticipated.

In Canada, the overall environment is expected to remain positive although the new residential housing market may fall slightly from recent high levels.

In the UK, the private RMI and housing markets are expected to show modest growth. Positive trends in government spending, particularly in social housing, health and education, are also anticipated. In view of current consumer caution, the year is likely to prove more challenging but, overall, the UK business should show gains in market share and growth for the year as a whole.

In France, growth in the RMI market is likely to remain modest. PBM should continue its upward trend and both PBM and Brossette, following recent initiatives to improve performance, should see some benefit from the strong but slowing housing market and progress in the coming year.

Whilst the markets in the rest of Continental Europe are likely to remain broadly flat, Wolseley’s operations are expected to continue the generally good progress achieved this year.

There are a number of business improvement initiatives in place relating to supply chain, sourcing and procurement that should deliver increasing benefits to the bottom line. The Group will continue to pursue its objective of achieving, on average, double-digit sales and profit improvements through a combination of organic growth and acquisitions, in new and existing countries.

The Board expects another year of good progress.

Certain information included in this release is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company’s plans and objectives for future operations, including, without limitation, discussions of expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this release are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company’s forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an international Group such as Wolseley. Information on some factors which could result in material difference to the results is available in the Company’s SEC filings, including, without limitation, the Company’s Report on Form 20-F for the year ended 31 July 2004.

FINANCIAL CALENDAR FOR 2005/2006
2005

5 October	—	Shares quoted ex-dividend
7 October	—	Record date for final dividend
9 November	—	Final date for DRIP elections
17 November	—	Annual General Meeting
22 November	—	Announcement of 2005 results restated under IFRS
30 November	—	Final dividend payment date

2006

23 January	—	Trading update
21 March	—	Interim Results for six months to 31 January 2006
29 March(*)	—	Shares quoted ex-dividend
31 March(*)	—	Record date for final dividend
31 May(*)	—	Interim dividend payment date
17 July(*)	—	Trading update for 11 months to 30 June 2006
31 July	—	Financial year end
25 September	—	Announcement of Preliminary results

(*) expected

A copy of this Preliminary Announcement, together with other recent public announcements can be found on Wolseley's web site at www.wolseley.com. Copies of the Preliminary Results' presentation given to stockbrokers' analysts are also available on this site.

GROUP PROFIT AND LOSS ACCOUNT

	Year ended 31 July 2005		Year ended 31 July 2004

	£m		£m
Turnover (note 3)
Continuing operations	10,875.0		10,128.1
Acquisitions	382.7		—

	11,257.7		10,128.1

Operating profit before goodwill amortisation (note 4)	720.8		619.2

Goodwill amortisation	(43.4)		(39.0)

Operating profit

Continuing operations	659.6		580.2
Acquisitions	17.8		—

	677.4		580.2

Profit on ordinary activities before interest	677.4		580.2

Net interest payable	(29.6)		(21.1)

Profit on ordinary activities before tax	647.8		559.1

Taxation (note 5)

Current tax charge	(141.8)		(153.0)
Deferred tax charge	(44.8)		(9.1)

	(186.6)		(162.1)

Profit after tax (attributable to ordinary shareholders)	461.2		397.0

Dividends	(155.7)		(139.1)

Profit retained	305.5		257.9

Earnings per share
Before goodwill amortisation	85.93	p	74.84	p
Goodwill amortisation	(7.40	)p	(6.69	)p

Basic earnings per share	78.53	p	68.15	p

Diluted earnings per share	77.71	p	67.36	p

Dividends per share	26.40	p	23.80	p

Translation rates
US dollars	1.8514		1.7522
Euro	1.4587		1.4635

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Year ended 31 July 2005	Year ended 31 July 2004

	£m	£m

Profit for the period	461.2	397.0
Currency translation differences (net of tax)	85.4	(147.2)

Total gains and losses recognised during the year	546.6	249.8

GROUP BALANCE SHEET

	As at 31 July 2005	As at 31 July 2004

	£m	£m
FIXED ASSETS

Intangible assets	866.1	665.9
Tangible assets	919.5	719.0

	1,785.6	1,384.9

CURRENT ASSETS

Stocks	1,705.0	1,501.8
Debtors and property awaiting disposal	2,275.5	1,964.5
Construction loans receivable (secured)	263.9	187.7
Investments	4.8	6.2
Cash at bank, in hand and on deposit	381.1	291.3

	4,630.3	3,951.5

CREDITORS: amounts falling due within one year

Bank loans, overdrafts and other loans	440.9	384.0
Construction loan borrowings (unsecured)	263.9	187.7
Corporation tax	70.3	152.5
Proposed dividend	103.9	93.6
Other creditors	1,924.7	1,605.1

	2,803.7	2,422.9

NET CURRENT ASSETS	1,826.6	1,528.6

TOTAL ASSETS LESS CURRENT LIABILITIES	3,612.2	2,913.5

CREDITORS: amounts falling due after one year

Borrowings	1,088.5	854.9
Other creditors	18.0	—

PROVISIONS FOR LIABILITIES AND CHARGES (note 6)	198.8	156.7

	1,305.3	1,011.6

	2,306.9	1,901.9

CAPITAL AND RESERVES

Called up share capital	148.0	146.3
Share premium account	241.3	199.9
Profit and loss account	1,917.6	1,555.7

SHAREHOLDERS’ FUNDS	2,306.9	1,901.9

Translation rates:	1.7564	1.8198
US Dollars	1.4479	1.5144
Euro

SUMMARISED GROUP CASH FLOW STATEMENT

	Year ended 31 July 2005	Year ended 31 July 2004

	£m	£m

CASH FLOW FROM OPERATING ACTIVITIES*	763.6	325.2

Returns on investments and servicing of finance	(30.1)	(13.4)

Taxation paid	(150.7)	(128.1)

Capital expenditure and financial investment	(238.9)	(154.9)

Proceeds from disposal of fixed assets	73.9	19.3

Acquisitions	(405.5)	(123.5)

Disposals	4.5	—

Equity dividends paid	(145.4)	(136.0)

Financing – Issue of shares	32.7	17.0

Purchase of shares by Employee Benefit Trusts	(18.6)	—

CHANGE IN NET DEBT RESULTING FROM CASH FLOWS	(114.5)	(194.4)

New finance leases and finance leases acquired with subsidiary	(24.9)	(5.3)

Translation difference	(62.7)	85.0

Movement in net debt in period	(202.1)	(114.7)

Opening net debt	(941.4)	(826.7)

Closing net debt	(1,143.5)	(941.4)

* RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

	Year ended 31 July 2005	Year ended 31 July 2004

	£m	£m
Operating profit	677.4	580.2
Depreciation charge	113.7	107.7
(Profit)/loss on fixed asset disposals	(11.1)	0.2
Goodwill amortisation	43.4	39.0
Increase in stocks	(54.2)	(274.3)
Increase in debtors	(181.6)	(236.3)
Increase in creditors & provisions	176.0	108.6
Increase in net construction loans	—	0.1

Net cash flow from operating activities	763.6	325.2

NOTES TO THE PRELIMINARY RESULTS FOR THE YEAR ENDED 31 JULY 2005

1	The preliminary results for the year ended 31 July 2005 have been prepared on the basis of the accounting policies set out in the Group's 2005 Annual Report and Accounts.

2	The preliminary results have been extracted from the Group's full accounts for the years ended 31 July 2004 and 31 July 2005. Statutory accounts for 2004 have been delivered to the Registrar of Companies, and those for 2005 will be delivered following the Annual General Meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

3	Analysis of change in sales
	2004	Exchange	New Acquisitions 2005	Acquisitions Increment 2004	Organic	Change	2005

	£m	£m	£m	£m	£m	%	£m
European Distribution	4,248.0	9.1	211.4	54.3	115.6	2.7	4,638.4

North American Plumbing & Heating Distribution	3,836.4	(172.5)	120.9	49.9	535.7	14.6	4,370.4

US Building Materials Distribution	2,043.7	(109.5)	50.4	57.2	207.1	10.7	2,248.9

	10,128.1	(272.9)	382.7	161.4	858.4	8.7	11,257.7

Organic change is the total increase or decrease in the year adjusted for the impact of exchange, new acquisitions in 2005 and the incremental impact of acquisitions in 2004.

4	Analysis of change in operating profit before goodwill amortisation
	2004	Exchange	New Acquisitions 2005	Acquisitions Increment 2004	Organic	Change	2005

	£m	£m	£m	£m	£m	%	£m
European Distribution	263.2	0.3	9.6	4.5	15.8	6.0	293.4

North American Plumbing & Heating Distribution	252.0	(11.6)	6.4	4.0	45.7	19.0	296.5

US Building Materials Distribution	104.0	(5.9)	5.3	3.6	23.9	24.4	130.9

	619.2	(17.2)	21.3	12.1	85.4	14.2	720.8

Goodwill amortisation attributable to the above segments is European Distribution: £23.0 million (2004: £20.3 million); North American Plumbing & Heating Distribution: £12.6 million (2004: £11.9 million); US Building Materials Distribution: £7.8 million (2004: £6.8 million).

5	Taxation
	Year ended 31 July 2005	Year ended 31 July 2004

	£m	£m

UK current year tax charge	42.2	191.3
– Less: double tax relief	(0.9)	(161.6)

	41.3	29.7
– UK prior year	(3.3)	(2.2)

Total UK tax charge	38.0	27.5

Overseas current year tax charge	108.6	125.6
Overseas prior year	(4.8)	(0.1)

Total overseas tax charge	103.8	125.5

Total current tax	141.8	153.0
Deferred tax charge	44.8	9.1

Total tax charge	186.6	162.1

6	Provisions for Liabilities and Charges
	As at 31 July 2005	As at 31 July 2004

	£m	£m
Pensions	49.0	48.0
Wolseley Insurance	35.0	33.4
Environmental & Legal	33.2	29.4
Deferred Taxation	70.4	31.0
Other	11.2	14.9

	198.8	156.7

Environmental and legal liabilities include known and potential legal claims and environmental liabilities arising from past events where it is probable that a payment will be made and the amount of such payment can be reasonably estimated. Included in this provision is an amount of £31.7 million (2004: £27.9 million) related to asbestos litigation involving certain group companies. This liability is fully covered by insurance and accordingly an equivalent insurance receivable has been recorded in debtors in line with FRS 12 'Provisions, contingencies and contingent assets'. The liability has been determined as at 31 July 2005 by independent professional actuarial advisors. The provision and the related receivable have been stated on a discounted basis using a long term US treasury rate of 4.5% (2004: 5%). The level of insurance cover available significantly exceeds the expected level of future claims and no profit or cash flow impact is therefore expected to arise in the foreseeable future.

7	Acquisitions

The following table summarises the acquisitions made during the year. In certain cases the consideration is deferred or subject to adjustment and includes net borrowings acquired.

Division	Consideration including net debt	Expected full year contribution to turnover

	£m	£m
European Distribution	171.4	236.9
North American Plumbing & Heating Distribution	100.1	251.7
US Building Materials Distribution	159.1	283.3

	430.6	771.9

Since the year end, there have been a further 5 acquisitions in North American Plumbing & Heating Distribution division, for a combined consideration of £21.3 million. In a full year these acquisitions are expected to add around £50 million in additional sales.

8	Pensions and post-retirement benefits

The following table sets out the funding position of the defined benefits pension schemes operated by the group and the adjustment to net assets required were the Group to apply FRS17 instead of its current reporting under SSAP24.

	As at 31 July 2005	As at 31 July 2004

	£m	£m
Market value of pension liabilities	704.4	582.6
Market value of pension assets	(513.7)	(399.7)

	190.7	182.9
Pension provisions under current UK GAAP	(49.0)	(48.0)
Deferred tax asset	(44.3)	(40.8)

FRS 17 reduction in net assets	97.4	94.1

- ENDS -